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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number:  0-20732

                           COMPUTER INTEGRATION CORP.
             (Exact name of registrant as specified in its charter)


 15720 JOHN J. DELANEY DRIVE, SUITE 500, CHARLOTTE, N.C. 28277, (704) 847-7800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
            (Title of each class of securities covered by this Form)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]     Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(ii) [ ]
           Rule 12g-4(a)(2)(ii) [ ]     Rule 15d-6 [ ]
           Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Computer Integration Corp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 1998

                                    COMPUTER INTEGRATION CORP.


                                    By:   /s/ M. Lazane Smith
                                       -------------------------------------
                                              M. Lazane Smith, President